FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the Annual Report - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 8, 2005.

Exhibit 1

ANNUAL report    2004

Table of contents

 2      To the shareholders
 4      Group financial highlights
 5      Management's and auditors' reports
 6      2004 highlights
 7      Outlook for 2005
10      Tanker division
12      Bulk division
14      Trends in the product tanker and bulk segments
20      TORM's strategy
22      Dampskibsselskabet "NORDEN"A/S
23      Safety, environment and security
25      Managing risk and exposure
28      Human resources
30      Corporate governance
31      Investor relations, shareholders and share price
34      Financial review
39      Key accounting policies
41      Income statement
42      Balance sheet
44      Statement of changes in shareholders' equity
46      Cash flow statement
47      Notes
72      Transition to IFRS from January 2005
78      Board of Directors and Management
80      Glossary
81      Securing and employing tonnage
84      Announcements 2004 and financial calendar 2005
85      Fleet information

Basic information

Name & address:A/S Dampskibsselskabet TORM
               Tuborg Havnevej 18
               DK-2900 Hellerup
               Tel.: +45 3917 9200
               www.torm.com

Founded:  1889

Board of directors: N. E. Nielsen (chairman)
                    Christian Frigast (deputy chairman)
                    Lennart Arrias (elected by the employees)
                    Ditlev Engel
                    Rex Harrington
                    Peder Mouridsen (elected by the employees)
                    Gabriel Panayotides

Management:    Klaus Kjaerulff, CEO
               Klaus Nyborg, CFO

To the shareholders

2004 was an outstanding year for TORM. Historically high freight rates and thereby high earnings for both the Tanker and Bulk divisions coupled with a significant increase in the value of the investment in Dampskibsselskabet "Norden" A/S have resulted in the best financial performance ever achieved by the Company. The Board of directors recommends to the Annual General Meeting a dividend payment of DKK 15 per share (2003: DKK 6), corresponding to a total dividend payment by the Company of DKK 546 mill.

Rates in the product tanker market were at high levels throughout the year and rose further toward year-end.

As a result of increased demand for heating oils, rates are in normal circumstances at their highest during the winter period during the fourth and first quarters of the year, after which rates are somewhat lower during the summer. In 2004, however, rates remained at very high levels throughout the summer period and then rose further in the fourth quarter - a situation only seen previously in the product tanker market in 2001.

The basis for these high rate levels and substantial increases was a solid growth in worldwide demand, low inventories of refined products especially in the western world - in part due to high oil prices - combined with the fact that for many years, this part of the world has not increased refinery capacity, causing increased distances over which refined petroleum products have to be carried. This led to a very high utilization rate for the world fleet and consequently very high freight rates. Furthermore, an increasing number of market participants without owned tonnage or cargoes have added further volatility to the market in recent years.

With a young and modern fleet, which mainly operates in the spot market globally, TORM has been ideally positioned to take advantage of the very firm tanker market.

The bulk market sustained the very firm levels seen at the end of 2003. During the first quarter of 2004, bulk freight rates reached levels never seen before in history. The background for these booming rates was the significantly increased import of raw materials, especially in China, but also the result of more growth in other regions of the world, including India, combined with an increase in waiting days due to limited port capacity.

In the second quarter of 2004, the Chinese government adopted a number of measures aimed at minimizing the risk of overheating the economy, which resulted in a substantial drop in bulk freight rates. In the third and fourth quarters, however, rates began to firm once again, as stocks reached more normal levels, and imports of raw materials to China began to rise again.

In order to cover earnings at the historically high levels in a market with significant volatility we began towards the end of 2003 to charter out a significant part of the bulk fleet on time charter, typically for periods of about one year. This coverage has been gradually renewed in the final quarter of 2004 and early 2005, and, it is pleasing to note, at firmer rates, thereby securing a significant portion of the Bulk division's earnings for 2005.

TORM continued its fleet renewal and expansion during 2004. We took delivery of two LR1 product tankers from the Hyundai yard in Korea and also purchased two second hand MR product tankers. In accordance with our strategy to own a young, modern fleet of product tankers, at the end of 2004, we purchased two MR product tanker newbuildings to be delivered in 2005. At the beginning of 2005 we sold two of our oldest LR1 product tankers but chartered them back for a period of 5 years in order to retain capacity as well as to take advantage of the firm market. In January 2005 we entered into agreements to purchase a total of 5.5 LR1 product tankers, which will be delivered during the period 2005-2007. Furthermore, we have in March 2005 announced that we have acquired five MR and one LR1 product tankers built 2000-2004 from our pool partner LGR. The owned bulk fleet was expanded during the year through the exercise of existing purchase options held on a number of chartered-in vessels, resulting in three Panamax bulk carriers being added to the owned fleet at favourable prices.

The three product tanker pools experienced further growth throughout the year. Despite an unchanged number of pool partners the three pools grew by 23% from 61 vessels to 75 vessels during 2004.

The increasing importance of the markets east of Suez combined with the fact that many of our customers have representation in Singapore led TORM to strengthen its office in Singapore in 2004. The new office undertakes numerous functions and charters and operates TORM's and our pool partners' vessels.

In October 2004, TORM opened its own recruitment office in the Philippines, which will help ensure our ability to further strengthen and retain the staff of seagoing personnel with the competencies crucial to maintaining the highest possible standards, which is important as demand for highly qualified naval officers is increasing strongly.

In June 2004, we moved to our new, modern offices at Tuborg Havn, which has helped creating open and dynamic work environment for all concerned.

The value of TORM's investment in Norden rose significantly during 2004 and in addition Norden paid a dividend of DKK 200 mill. to TORM in 2004.

It is pleasing to note that our shareholders have been able to benefit from the successful times for the Company. The TORM share price reached new highs on both the Copenhagen Stock Exchange and the NASDAQ during the year and we paid a high dividend in 2004. The share price on the Copenhagen Stock Exchange rose with no less than 150% in 2004.

TORM has for the past few years enjoyed very solid earnings generating a considerable cash flow. It is TORM's belief that the good times experienced by the shipping industry should lead to a good dividend for the shareholders. However, the levels of dividends paid will at the same time be weighed against the wish to keep sufficient capital available due to the general volatility in the shipping market and for timely expansion, as TORM wishes to have financial capacity in order to be able to make significant investments with favourable timing.

In 2005, TORM will change to reporting according to IFRS and as our business is predominantly undertaken in USD, the accounts will in the future be presented in USD.

It is with great pleasure that I can report to you that TORM - in terms of strategy, financial strength and organization - is very well prepared for whatever challenges may face us in 2005 and the years beyond. Developments in 2005 will be very much dependent on the world economy and thereby oil consumption - and for the Bulk division, China's growth will be key.

Finally, I would like to thank our shareholders for the support and our pool partners and business partners for the cooperation in 2004, whilst at the same time also thanking most sincerely the sea going and land based personnel in TORM for all your tremendous efforts during 2004.

Klaus Kjaerulff, CEO

Management's and auditors' reports

Statement by the Board of directors and Management on the Annual Report
The Board of directors and Management have presented and adopted the Annual Report for the year ended 31 December 2004.

The Annual Report of A/S Dampskibsselskabet TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

We consider the accounting policies used to be appropriate and the accounting estimates made to be reasonable. To the best of our belief, the Annual Report includes the information which is relevant for an assessment of the Company's and the Group's financial position. Against this background, it is our opinion that the Annual Report gives a true and fair view of the Company's and the Group's assets and liabilities, financial position, results of operations and consolidated cash flows for the year ended 31 December 2004.

We recommend that the Annual Report is adopted at the Annual General Meeting.

Copenhagen, 8 March 2005

Auditors' report
To the shareholders of A/S Dampskibsselskabet TORM

We have audited the Annual Report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2004, presented in accordance with the Danish Financial Statements Act and the financial reporting requirements of the Copenhagen Stock Exchange.

The Annual Report is the responsibility of the Company's Board of directors and Management. Our responsibility is to express an opinion on the Annual Report.

Basis of Opinion
We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of directors and Management, as well as evaluating the overall Annual Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.
Opinion
In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's financial position at 31 December 2004 and of the results of the Group's and the Parent Company's operations and the consolidated cash flows for the financial year then ended in accordance with the Danish Financial Statements Act and the financial reporting requirements of the Copenhagen Stock Exchange.

Copenhagen, 8 March 2005

Deloitte       Ernst & Young
Statsautoriseret      Statsautoriseret
Revisionsaktieselskab Revisionsaktieselskab

Jesper Jarlbaek        Tom Hornb0ll
State Authorised Public Accountant  State Authorised Public Accountant

Kirsten Aaskov Mikkelsen     Henrik Kofoed
State Authorised Public Accountant  State Authorised Public Accountant

2004 highlights

o The result of DKK 1,300 mill., excluding tax and unrealized profit on the Norden holding, is in line with the upward adjusted profits forecast issued on 25 January 2005.

o Net profit after tax for the year was DKK 2,281 mill. (2003 DKK 1,051 mill.). The Board of directors considers the result to be highly satisfactory.

o The result includes an unrealized value adjustment of DKK 1,034 mill. on the Company's holding in Norden and tax of DKK 53 mill.

o Profit before depreciation was DKK 1,351 mill. (2003: DKK 572 mill.).

o Cash flow from operating activities was DKK 1,397 mill. (2003: DKK 494 mill.) whilst cash flow from investing activities was negative by DKK 1,117 mill. (2003: DKK (1,007) mill.).

o Shareholders' equity was DKK 4,324 mill. as at 31 December 2004 (2003: DKK 2,464 mill.).

o Return on equity was 67.2% (2003: 51.4%) whilst return on invested capital was 32.7% (2003: 13.1%).

o The Company's owned fleet increased by 29% to 2.0 mill. dwt at the end of 2004.

o As at 31 December 2004, the market value of the Company's fleet exceeded its book value by DKK 3,134 mill. (2003: DKK 837 mill.).

o The three product tanker pools consisted of a total of 75 vessels as at 31 December 2004 - an increase of 14 vessels during 2004.

o TORM expects a result before tax for 2005 of USD 165-175 mill. (2004: USD 177 mill.). This forecast excludes any unrealized value adjustment on the Norden holding, in that this will henceforth be adjusted through shareholders' equity, any dividends received and gains or losses from sales of vessels.

o In the beginning of 2005, TORM has sold the two LR1 product tankers, TORM HILDE and TORM MARGRETHE. The gain on the sale, USD 19 mill., is not included in the expected result.

o The Board of directors recommends to the Annual General Meeting a dividend payment of DKK 15 per share (2003: DKK 6), corresponding to a total dividend payment by the Company of DKK 546 mill.

Outlook for 2005

Tanker division
In 2005, the tanker market will be affected by the relatively large order book of vessels for delivery in 2005 and an expected slightly lower world economic growth. The revised IMO rules for phase-out of older single-hulled vessels will come into force from April 2005. There is, however, some uncertainty about the size of the impact of this on freight rates for TORM's Tanker division.

With an expected growth in GDP of 3.5% for USA, 1.6% for Europe, 1.6% in Japan, and 9.3% in China, the International Energy Agency (IEA) expects a growth in world oil demand in 2005 of 1.5%, corresponding to a growth of 1.4 mill. barrels per day (source: Fearnleys). This will lead to an additional growth in the transportation of oil. For the product tanker market tonmiles is expected to increase by 4.7% in 2005 and 3.5% in 2006. If these growth figures are compared with the net growth in tonnage, utilization of the active tanker fleet is expected to fall from 91.5% in 2004 to 86.5% in 2005 - corresponding to the level in 2001 (source: R.S. Platou).

In total, TORM expects that for 2005 the Tanker division will experience lower rates than in 2004.

Seasonal patterns mean that first and fourth quarters traditionally are the strongest due to the winter season in the western world.

The risk factors, which are judged to have the largest effect on the product tanker market in 2005 are:

o Lacking economic growth in the world and thereby lower consumption of refined products,

o Lower imports of refined products to especially USA and China.

TORM expects the following freight rates in the Tanker division in 2005:

TORM expects that Bulk markets in 2005 will again be at levels which seen in historic terms are very high but at the same time may exhibit considerable fluctuations.

The order book for bulk vessels is relatively modest, despite the very high rate levels, and the demand in the bulk market is very dependent on the development in a few markets, especially China.

TORM has therefore - as was the case in 2004 - decided to secure a significant part of the Company's earnings for 2005 through time charters. Consequently, 65% of the earning days for 2005 for the Company's Panamax bulk vessels were covered on longer term contracts as at 1 March 2005, thereby securing a historically high income of 30,800 USD/day for these earning days.

The risk factors which are judged to have the largest effect on the bulk markets in 2005 are:

o China's import of raw materials are lower than expected,
o Waiting days in ports are reduced,
o A generally lower global economic growth.

TORM expects the following freight rates in the Bulk division in 2005:
For 2005, TORM expects a profit before tax of USD 165-175 mill. As the 2005 financial reports will be reported based on IFRS, a potential unrealised gain or loss on the Norden shares will not be part of the income statement and is therefore not included in the expectations. Furthermore, any dividends received in 2005 and gains or losses from sale of vessels are not included in the expectations. This forecast is based on a USD/DKK exchange rate of 5.40. The comparative result in 2004 was USD 177 mill. The gain from the sale of TORM HILDE and TORM MARGRETHE, USD 19 mill., is not included in the expected result.

However, the rate levels can easily be influenced by several factors, which may impact TORM's results significantly, whereby the forecasts are uncertain.

If all other factors are unchanged, the chart below shows how profits before tax will be impacted by a change in the freight rates in all five segments. The chart shows the development in profit before tax with positive and negative changes in expected freight rates.
The change is only calculated for those operating days in 2005 where the vessels are not already contractually committed.

A change in the freight rates in all five segments of 1,000 USD/day will lead to a change in profit before tax for the year of USD 9.6 mill.

Safe harbour statement -
forward looking statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, TORM's our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles", the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Did you know that:

The pumps of an LR2 product tanker can fill an olympic sized swimming pool in fifteen minutes

Tanker division.

Freight rates prevailing in the market for TORM's Tanker division in 2004 were generally at very high levels largely throughout the year.

In normal circumstances, the tanker market is strongest during the first and fourth quarters of the year as a result of demand for oil products for heating during the winter period.

After a short spell during the start of the second quarter of 2004, when rates fell as expected - rates firmed again over the summer period and further increased towards year-end. These developments took place against a background of a market facing a tight tonnage balance due to a strong demand for crude oil and clean petroleum products. Ton-miles for the tanker market as a whole, which indicated the total capacity demand in the market increased 10.4% in 2004, whereas the world's fleet increased by only 4.2% (source: P.F. Bass0e).

Demand for transport capacity increased further as a result of historically low inventories of clean petroleum products in the Western countries. This was partly brought about by the higher oil price, increasing demand and limited refinery capacity in the Western world.

With the highest global economic growth since 1976, world consumption of oil saw similar records - despite the historically high oil prices. OPEC increased its production to almost full capacity - over 30 mill. barrels/day - and the main reason for the high demand was China, which with its exceptionally high growth rates increased its oil consumption and import by more than 30%. The growth in the US is furthermore a contributing factor behind the large oil demand.

Utilization of the active tanker fleet reached 91.5%, which is equivalent to almost full capacity as bad weather, maintenance, waiting time in ports etc. make up the remaining time. This is the highest utilization rate registered since measurements started in 1986.

The high utilization rates furthermore led to high volatility in the different segments during the year.

During 2004, TORM expanded and further renewed its fleet of modern product tankers by taking delivery of two LR1 product tankers named TORM Estrid and TORM Ismini, as well as acquiring two second hand MR product tankers, TORM Alice and TORM Agnete.

TORM's total order book in the tanker segment following the delivery of the 2003-built LR1 product tanker TORM SARA in first quarter 2005 is 17.5 vessels with a total investment exceeding USD 700 mill.

The three tanker pools grew further during the year. Despite the number of pool partners remaining unchanged, the three pools nonetheless grew by 23% from 61 vessels to 75 vessels by the end of 2004.

The Tanker division had a net profit of DKK 525 mill. in 2004, which was more than 90% higher than in 2003. The significantly better result is due to the higher freight rates combined with more operating days as a result of the expansion of the fleet.

Bulk division
The market for the Company's bulk carriers reached historically high levels in 2004, albeit rates fluctuated significantly during the year.

This came about against a background of increasing import of raw materials, especially to China, increasing worldwide economic growth plus an increase in the number of waiting days in various ports brought about by increased market activity, affecting a large part of the world's fleet.

Concurrently, the increase in the world bulk fleet has been relatively modest for some years, given the very firm rate levels.

Compared to the Tanker division, the strategy in TORM's Bulk division is based to a greater extent on long term chartered-in vessels, often including purchase options, when possible and when it is considered favourable to enter such agreements.

As freight rates in the fourth quarter of 2003 and first quarter of 2004 increased to levels not seen before, TORM considered it advantageous to charter out a substantial part of the fleet for longer periods - generally for a period of about 12 months - thereby reducing the risk inherent in a bulk market experiencing such volatility.

As a result, TORM's quarterly results achieved in the Bulk division showed considerably less volatility than the bulk market experienced in general.

A significant number of the charters entered into in the fourth quarter of 2003 thus expired in the fourth quarter of 2004 or will expire in the first quarter of 2005. The Company has renewed or will renew a number of these contracts as they expire.

At the end of 2004, TORM's Panamax fleet consisted of 7 owned vessels and 10 chartered vessels, of which TORM holds purchase options on three units.

Trends in the product tanker and bulk segments
This section describes the most important factors which TORM's management considers key trends impacting the two divisions, Tanker and Bulk. Refineries move away from the western world

There has for a number of years been a clear trend that refining capacity has primarily grown in areas other than the western world - which however remains the most substantial consumers of clean petroleum products.

This trend is the result of increasingly stringent environmental focus in the western part of the world coupled with the fact that the oil producing nations wish to retain more of the value added by the refining process. The effect of this trend is to increase the distances involved in the transportation of refined oil products, which in turn positively affects the product tanker market.

Consequently, the increase in consumption in the western world will mainly be covered by imports, which is beneficial for TORM.

The Bulk division achieved a net profit of DKK 546 mill. in 2004, which was almost seven times higher than in 2003. The very large increase is primarily due to the higher freight rates, as the number of operating days is relatively unchanged from 2003.

Did you know that:
The total fleet in TORM's
three product carrier pools
have a combined capacity of more than six billion liters, corresponding to two years' use of gasoline in Denmark.

Lower inventories

Inventories of clean petroleum products were at very low levels during 2004. This came about as a result of increased consumption combined with the rising price of crude oil resulting in a number of market participants not wishing to hold excessive inventories.

The low inventories mean that if, for example, longer periods of poor weather, strikes or other events disrupt the reliability of supply, market participants are prepared to pay very high freight rates.

The charts below show the historical highest and lowest US inventories of selected refined products during the period for each individual week of the year compared to the inventories in 2004.

Obtaining capital from the financial markets
During the last 5-10 years it has become increasingly common among shipping companies to raise capital in the financial markets through the sale of shares or corporate bonds, offering new opportunities for financing purchases of fleets or companies.

The relatively large risk appetite from financial investors has furthermore opened a window of opportunity for comparative newcomers to shipping with a view to raising capital in the financial market for the acquisition of vessels or companies. This has contributed to higher vessel prices.

Furthermore, the increasing focus among financial investors on shipping companies has resulted in interest from private equity funds who in the past showed little or no interest in shipping companies as an investment object.

High vessel prices

The shipyards' order book for the sizes of vessels operated by TORM are largely filled until 2008, which is a historically long period. This factor, taken together with very firm freight rates and the comparative ease with which capital can be raised in the financial markets, has resulted in a very significant increase in the wish to invest, which combined with high steel prices and a worsening currency situation has led to strong increases in newbuilding prices.

It is TORM's expectation that newbuilding prices will remain at relatively high levels for some time as a result of a long term order book, high steel prices, high earning potential and the comparative ease with which ship owners can raise capital.

However, TORM expects that the prices of newer second-hand tonnage will fluctuate in relation to the rate development in the spot market.

The influence of new markets
A continually increasing percentage of the world's consumption of raw materials
- for example coal and oil - is being consumed by "new" markets such as China and India. This means that freight rates affecting product tankers as well as bulk carriers are to an increasing extent dependent on the developments in these countries.

As an example, there has traditionally been greater demand for oil products during the first and fourth quarters of the year, on the back of demand for heating oil in the western world. However, the growing importance of markets outside the western world has resulted in these seasonal variations being less pronounced in recent years.

In the bulk market, the effect particularly of China has been very pronounced. China's increasing import of raw materials from far-away producer nations has absorbed significant capacity. At the same time, the increase in demand during specific periods of the year placed heavier demand on certain load and discharge ports which did not have the capacity to handle the large number of additional vessels arriving to load or discharge. This resulted in an increasing number of waiting days, thereby reducing world fleet capacity. This development is expected to continue for some time.

TORM's strategy

Tanker division
In the Tanker division TORM has specialised in product tankers. This focus is due to the continued expectation that this segment of the tanker market over a longer period of time will grow faster than the tanker market in general. This expectation is based on the growth of refining capacity increasingly taking place outside the key consuming areas - the western world - resulting in larger transportation distances.

TORM has for a number of years focused on the ownership and operation of quality tonnage and as early as 1988 the Company took delivery of its first double-hulled product tanker. The average age of the Company's tanker fleet was as at 1 March 2005 5.0 years - one of the lowest among the major tanker owning companies. With an increasing focus from the IMO, the EU and individual countries and customers, it is TORM's view that in the future it will be very important to have a double-hulled quality fleet to retain a competitive edge.

TORM's strategy in the product tanker segment has since 1989 been to focus on the development of the pool concept together with other ship owners who share TORM's philosophy with regards to quality and service. The Tanker division's customers - mainly the large oil companies and oil traders - have over the past 10-15 years become fewer, but significantly larger, partly the result of mergers and acquisitions. Pooling gives TORM and its partners critical mass - and thereby the possibility to offer the ever larger customers the delivery, capacity and reliability they require in the future. Furthermore, pooling helps to reduce the number of waiting days and to even out regional differences in freight levels through presence in several markets at the same time.

Through the three pools, TORM and its partners have achieved a leading position in the world market. In as much as TORM wishes to be in a position to offer delivery reliability and at the same time retain its leading market position, the strategy is naturally focused on the spot market. Nonetheless, TORM will to a lesser extent cover a part of its freight and bunkers price risk.


Bulk division

In the Bulk division, TORM has chosen to focus on Panamax vessels and, to a lesser extent, Handysize vessels. The Panamaxes are operated by TORM, whereas the Handysize vessels are operated within the IHC pool in Hong Kong.

TORM's investments in the Bulk division is relatively limited, although it increased in 2004 as a result of a strategy partly based on the chartering in of tonnage for longer periods. When it is considered commercially advantageous, a purchase option will be negotiated as part of the charter party terms. This gives a significantly higher degree of flexibility from an investment and business perspective as well as hedging of freight rates. This is significant in the segments of the bulk market within which TORM operates given that this market affords good opportunities for asset management.

The bulk market is in general much more fragmented than the product tanker market, wherefore pooling has far less commercial relevance in this market.

So far as market conditions allow, TORM will generally seek to cover forward a portion of this volatility by chartering vessels out on period charter. Should the spot market fall drastically - precisely the situation the Company wishes to protect itself against - smaller market players may face the problem of survival and the hedging has thereby not been effective, since a market risk is then merely replaced by a credit risk

Financial strategy

It is a key success criteria in shipping always to be in a position to invest in vessels when prices are favourable. Consequently, TORM wishes to have financial capacity in order to be able to make significant investments when the timing is favourable.

TORM has for the past few years enjoyed very solid earnings generating a considerable cash flow. It is TORM's belief that the good times experienced by the shipping industry should lead to a good dividend for the shareholders. However, the level of dividends paid will at the same time be weighed against the wish to keep sufficient capital available due to the general volatility in the shipping markets and for timely expansion.

Did you know that:

In one full cargo from an LR2 tanker, an average car could drive for about 1.5 billion km - or about 36,000 times around the world.

Dampskibsselskabet
"NORDEN" A/S

In the summer of 2002, TORM acquired a share holding in Norden and subseqently launched a public offer via the Copenhagen Stock Exchange for the remainder of Norden's shares. After the offer, TORM owned 727,803 shares representing 33% - excluding Norden's own shares - acquired at a price of DKK 361 per share for a total investment of DKK 263 mill.

Despite the fact that the goal of acquiring Norden - to create one shipping company combining TORM's tanker activities with Norden's strength in bulk markets - was not realized in 2002, TORM nonetheless retained the shareholding in Norden. This was done not only with the aim of making a merger possible in the longer term, but also in view of the investment potential.

The investment in Norden has proved to be extremely satisfactory. Against an initial investment of DKK 263 mill., TORM has since received dividends from Norden in the amount of DKK 207 mill., of which DKK 200 mill. was received in 2004. Furthermore, the unrealized gain on the investment since the purchase totals DKK 1,721 mill., thereof DKK 1,034 mill. in 2004.

In the autumn of 2004, two of Norden's shareholders decided to sell a total of 20% of the shares in Norden to Rasmussengruppen AS. At the same time Rasmussengruppen reached an agreement with A/S Motortramp, which owns 25.7% of the share capital, whereby the two parties have granted one another first refusal on each other's shares in Norden, and at the same time committing themselves not to sell their shares to a third party for a period of two years.

TORM's gain on a potential sale of the Norden holding will become tax free after 3 years' of ownership, in other words in August 2005, which does not necessarily mean, however, that TORM has decided to dispose of the investment after this date.

TORM belives that given the positive freight market especially for the bulk market and the extent of forward coverage taken by Norden, it is deemed to have good potential.

Did you know that:

One cargo of coal in one of TORM's panamax vessels can generate enough electricity to cover the requirements of about 170,000 houses for a year.

Safety, environment and security
Safety, environment and security are important focus areas for TORM. It is the Company's view that these subjects will increasingly be an important competitive parameter. The considerable costs of being at the forefront of developments in this area should be viewed as a natural cost of doing business.


ISPS Code
The implementation of the International Ship and Port Facility Security Code
(ISPS) - covering security of vessels and ports and the communication between these - has been a key focus area in 2004. The certification of all TORM's vessels was completed well before the 1 July 2004 deadline.

The various Governments, port states and authorities had differing interpretations of the Code. Furthermore, not all ports were certified within the required time frame. All the Company's vessels have been trading world wide during the second half of 2004 without encountering any significant security related problems.

Safety Management
The Safety Management performance on board TORM's vessels has been outstanding during 2004. The Lost Time Accident Frequency (the number of accidents where a person has been injured for each one million hours worked onboard) for the year 2004 was 1.5 (2003: 1.5), which is considered very low by industry standards. The severity of the accidents has also been very minor. This demonstrates that the Company has succeeded in maintaining high safety awareness levels across all onboard, despite the fact that the total pool of employed seafarers increased by 40% in 2004.

Increasing requirements and verifications
The international system for regulation of environmental and safety issues for shipping companies is generally governed by the IMO. In addition, in recent years the EU has begun to play a more active role together with the vessels' flag states and the classification societies.

Many different players continuously carry out quality checks of the vessels, their equipment, safety standards, crew training and of the quality and safety management systems operating within a particular shipping company. One of such inspections, which are conducted on a regular basis on tankers, is what is known as an Oil Major Vetting inspection. A vetting inspection is a comprehensive assessment of all operational aspects of a vessel, i.e. from a technical evaluation covering safety and environmental procedures, to the competence of the officers and crew, including the onboard documentation to support the fact that the systems are fully implemented both on board and ashore.

The Company is fully committed to deliver the best possible product to its customers and to use the "vetting performance" of the vessels as one of the key indicators of TORM's quality performance. Last year's figures show a clear and satisfactory trend towards a decrease in the number of deficiencies reported during such vetting inspections.

Tanker Management and Self Assessment
New requirements and regulations are continuously emerging within the shipping industry and one of the major changes in the making is the introduction of the new OCIMF scheme called "Tanker Management and Self Assessment" (a best practice guide for ship operators).

This programme should be considered as a tool to help TORM's ship management and operations divisions to be able to measure and improve the Company's systems. The programme should furthermore encourage TORM's ship management and operations divisions to assess the safety management systems against listed key performance indicators and in this way demonstrate best practice.

This scheme requires the Company to evaluate its own operations with regard to safety, quality and environmental issues, and by answering a number of questions, ranks the Company's overall performance on a scale from one to four. In areas where the Company does not score sufficiently high points, the requirements of the scheme need to be incorporated into TORM's Quality and Safety Management System. By complying to the best possible extent, TORM may be able to reduce the number of inspections that each of the Company's vessels undergoes.

The Green Award
Ten of the Company's MR tankers have been enrolled in The Green Award Scheme. This voluntary certification scheme is mainly focusing on environmental aspects of the operation of oil tankers. The Green Award verifies the continuous compliance with certification requirements during annual audits of the specific vessels and of TORM's office every third year.

Apart from the environmental and safety related benefits obtained by addressing The Green Award Scheme requirements, the certificate issued also entitles the enrolled vessels to call at certain ports at reduced port charges.

Based on the experience with the MR vessels, TORM will consider whether more vessels will participate in The Green Award Scheme.

ISO 14001
The next major project is to address and implement the ISO 14001 requirements into TORM's systems and to obtain and maintain such certification. A new revision of ISO 14001 is about to be released but the changes to the standard are not expected to be significant.

Oil spill

A TORM tanker was involved in a minor oil spill in Texas in August 2004. The TORM vessel was lying at anchor when a bunker barge ran into her starboard side near the engine room area and starboard fuel oil bunker tank. Although full responsibility for the accident was accepted by the bunker barge operator, under US rules, the responsibility for the clean up operation was TORM's, as the oil spilled originated from the TORM owned tanker.

Fortunately, very limited damage to the wild life was reported to have occurred.

The clean up was a large-scale operation involving several hundred people. The US Coast Guard later expressed satisfaction with the vessel's immediate response to the oil spill by laying out booms, etc. and with the handling of the incident by the Company.

Though the incident and clean up operation had severe economical consequences for many parties involved and affected many people in the local area, it also added valuable experience to TORM's Emergency Group with regard to the management of an emergency situation and showed the Company to be very well equipped to handle an emergency situation.

The cost to TORM of the incident was limited to internal resources.

Managing risk and exposure

TORM operates worldwide, and consequently the Company is exposed to changes in economic, political and legal circumstances in individual countries. These include the risk of changes to the economic climate to which shipping, by its very nature, is exposed. These risks can be divided into commercial and financial risks.

Earnings
The Company's income is principally generated from individual voyages, fixed at rates reflecting market conditions prevailing at the time and with an average duration of 20-40 days. To a lesser extent, income is also generated from time charter agreements typically of 6 to 12 months' duration. As such, TORM is exposed to the considerable volatility inherent in the freight markets. By participating in well-established pool arrangements and through the ability to service larger customers, this volatility is reduced through better fleet utilisation and a broader geographical spread. Furthermore, the number of waiting days is reduced given the size and capacity of each pool.

Freight rates are to an extent covered against the volatility in a number of different ways, including contracts of affreightment, FFAs and time charters and in total 40% of the earnings for the Company's tanker vessels in 2004 were secured that way. Of these, the first two mentioned above accounted for half of the coverage since they best combine the certainty of stable freight rates with the need for serving the customers of the pools.

In order to further increase the control with its freight positions the Company is contemplating the implementation of a risk management (Value-at-Risk) system in the course of 2005.

Sale and purchase of tonnage
The expansion of the fleet taking place particularly within the Tanker division, primarily through a substantial newbuilding program, also encompasses a number of risk elements. These include the timing for placing contracts and the value of the vessels - which can vary considerably during its lifetime. The Company's strategy is through an overall portfolio management of the assets and a solid financial status always to be in a position to take advantage of favourable market conditions in respect of the timely sale and purchase of vessels, rather than letting external parties decide when to undertake such transactions.

With regard to TORM's newbuilding program, where at year-end there were seven vessels on order at Korean and Chinese yards, guarantees for the Company's prepayments have been put in place. All guarantees have been arranged via state owned banks. At year-end 2004, the value of total prepayments was DKK 204 mill.

Fleet accidents
National and international rules, regulations and conventions mean that the Company could incur considerable liabilities in the event that a vessel should be involved in an oil spill or emission of other environmentally damaging agents. In order to reduce or eliminate the likely effect this could have on the Company's financial position, the fleet has been insured with international renowned P&I clubs with the maximum coverage offered.

The total insurance package consists of a wide insurance cover of vessel and cargo, including environmental damage, pollution and third party liability, hull and machine damage, total loss and war cover. All owned vessels are insured for loss of hire for a period of up to 90 days in the event of an accident. The Company's policy is to place insurances only with the most highly rated insurers
- presently some 8-10 companies - along with the use of two P&I clubs in order to spread risk.

Movement in bunker prices
The Company's operating results are affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunkers' requirements for up to 12 months forward at a fixed price. In 2004, the Company hedged twenty two per cent of its bunker requirements, and at year-end it had hedged about fifteen per cent of the 2005 requirement. The market value of these contracts was DKK (4.3) mill. at year end (2003: DKK 0 mill.). A hypothetical change of 1 percentage point in the price per ton of bunker oil would result in a change in cost in 2005 of DKK 2 mill. based on the expected consumption of bunkers, where the Company, not the charterer, takes the risk.

In light of the Company's pool structure, bunker hedging for tankers is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned in connection with the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract. For the bulk carriers, bunkers are similarly hedged to match cargo contractual obligations but the requirements are generally less, given that a larger part of earnings are derived from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

All bunker hedgings and indeed any other form of hedging are carried out only based on specific requirements and not for the purpose of any form of speculation.

Credit risk
The Company's credit risk is considered minimal, as it is normal shipping practice that freight is paid prior to the discharge of a vessel's cargo.
The amounts receivable are therefore primarily made up of cross-over voyages and a small amount of demurrage.

With regard to investments in vessels and financing of investments and operating activities it is the Company's policy only to work with well-known and reputable partners.

Almost 100 per cent of the Company's income and charter obligations and the vast majority of operating costs and assets and liabilities are USD denominated. On the financial side, the Company is exposed to exchange rate and interest rate changes. In order to manage these risks, the Company utilises financial hedging instruments.

Exchange rate risk
Exchange rate risks are assessed based on the USD, and the Company's policy is to limit the impact of exchange rate movements on the financial statements and the financial position of the Company.

As TORM uses USD as measurement currency and given that most of the Company's transactions are in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

In order to minimize the exchange rate risk on the year's estimated result, the Company typically enters into forward contracts. The expected cash flows related to the payment of wages and salaries, non-USD related technical operating costs, administrative expenses and dividends in DKK countered by interest income in DKK are typically covered for a period of up to one year. In 2004, the Company entered into forward contracts with the sale of USD 38 mill. against the DKK and sold USD 19 mill. spot against DKK in order to cover cash requirements for operating costs in 2004.
At year-end 2003, the Company had sold forward USD 21 mill.
to cover operating costs for 2004 corresponding to 25 per cent of the year's cash flow. In 2004, spot and forward exchange contracts amounting to USD 78 mill. were entered into at an average rate of

5.96 against DKK as compared with an average USD/DKK exchange rate of 5.99.

The Company has decided to divest its bond portfolio during 2005 in order to cover its DKK requirements. In addition, TORM has entered into an agreement to buy put options for USD 35 mill. which leaves the majority of the expected DKK cash flow for 2005 covered. With regard to the put options, the counterparty must buy USD from TORM at exchange rates between 5.85 and 6.06 to the DKK. In case the USD/DKK exchange rate exceeds various agreed levels between 6.10 and 6.50, the counterparty can purchase USD from TORM at exchange rates between DKK
5.85 and 6.06 per USD. The average rate for these transactions is DKK 6.03 for the put options.

TORM was in 2004 exposed to translation risk between USD and DKK for the part of net profit for the year originating from the operating entities. All else being equal, a variation of 1 per cent in the USD/DKK exchange rate would result in a change in the net profit of DKK 12 mill. in 2004. Aside from the effect on the operating result, the effect on equity includes the effect of translation of balance sheet items from the measurement currency to DKK.

A variation in the USD/DKK exchange rate of 1 per cent at year-end 2004 would result in a change of DKK 29 mill. in total.

When the Company in 2005 changes into using USD as reporting currency, the translation risk will be reduced significantly as all important entities of the Group are also using USD as a measurement currency.

Interest rate risk
TORM's interest rate risks are in all materiality related to the interest bearing mortgage debt. All the Company's loans are variable interest rate loans in USD entered into for the purpose of financing the Company's vessels. The Company's interest bearing USD debt increased from year-end 2003 to year-end 2004 by USD 60 mill. to USD 395 mill. The portion of the variable rate mortgage debts with maturity within one year was USD 62 mill., and USD 172 mill. after one year but within 5 years. The average effective interest rates were between 2.3% and 4.6%.

In certain cases, the Company utilises derivative financial instruments to control the effect of interest rate fluctuations on earnings and cash resources. Typically, the Company uses interest rate swaps for periods up to 5 years, normally 2-3 years if satisfactory interest rate levels can be achieved. For shorter term interest rate risk hedging, TORM uses forward rate agreements
(FRAs) from time to time.

The profile of the instruments always matches the loan profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, the Company takes into account expected interest rate developments and future adjustments to the fleet to meet future market requirements.

The portion of the interest swaps hedging the USD mortgage debt with maturity within one year was USD 15 mill., and USD 67 mill. after one year but within 5 years. The average effective interest rates were between 2.6% and 4.1%. The fair value of the Company's interest rate swaps was DKK 1.3 mill. at year-end 2004 (2003: DKK (31.4) mill.).

At year-end, the Company had covered 68 per cent of its 2005 interest costs at an average rate of 4.1% including margin. The covered debt has an average remaining time to maturity of 2.3 years with maturity between 2005 and 2013. A change of 1 percentage point in the interest on the outstanding variable debt would result in a change in interest cost of DKK 6.6 mill. in 2005.

At 31 December 2004, the Company had an investment in Danish Government bonds and mortgage bonds with a book value of DKK 317 mill. The adjusted duration of the Company's bond portfolio was 2.7 years at year-end, and the portfolio produced an effective yield of 3.74% in 2004.

Human resources

Change and growth have affected the working environment in TORM during 2004. First and foremost, considerable changes took place in relation to relocation to new offices in Copenhagen, expansion of the office in Singapore and the establishment of a new office in the Phillippines.

ashore
In order to ensure that TORM continues to be an attractive and challenging place to work, competitive salaries and a good physical and mental environment in which to work are essential.

TORM's growth is created by its employees, and with a growing business and fleet the Company has been able to create a number of new positions, not least in Denmark. The training and education of young people with the aim of making them the most talented within the shipping industry especially viz. chartering and operations is the result of thorough training within the Company combined with theoretical and academic education in shipping and maritime law. Every year, TORM employs a number of trainees who helps form the base for TORM's future growth and expansion.

Education and international experience are important for the younger employees as well as for the more senior people. Through this, the right competences and attitudes are developed to reach goals individually as well as across the organization. Through short or long placements abroad, the younger employees have the possibility of gaining international experience. TORM places great importance on training and education which is seen as a targeted and on-going process both in general terms, but also in specific subjects relevant to the tasks to be performed - including IT, personal development and management. Additionally, an important part of TORM's management development program is participation in courses offered by leading international business schools.

TORM places emphasis on paying competitive salaries consisting of a fixed element and a bonus and pension scheme. These are significant factors in the competition to attract and retain competent employees - not least in Denmark. However, what also makes TORM an attractive place to work is the emphasis the Company places on ensuring a good, open working environment with cooperation and support for the individual. A clear and well communicated business strategy and annual individual assessments help to ensure a good and positive dialogue in respect of short term as well as long term goals.

Competition for highly qualified employees is considerable. Nonetheless, TORM can still note with satisfaction that it has succeeded in retaining and attracting talented employees.
A low staff turnover of 6.2% coupled with a low absenteeism percentage indicate that TORM is an attractive company to work for, with a good team spirit and atmosphere.

With the move to the new premises in Tuborg Havn - with a completely open office environment and glass walls - a place to work has been created which encourages an open communication and contributes to a dynamic work culture.

At sea
TORM continues to contribute to the education of Danish officers and maintains an annual intake of about 10-12 trainees. Currently, there are more than 40 trainee officers at different levels of education and in the summer of 2005, TORM will be able to derive great satisfaction from the fact that the first of our young trainees will complete her dual senior qualifications and after having completed the requisite time at sea, she will qualify for command.

Did you know that:

The steel produced from of one cargo of iron ore in a TORM Panamax vessel is enough to build 3.6 Eiffel towers.

Corporate
Governance

In October 2004, TORM opened its own recruitment office in the Philippines, which will contribute to the strengthening and retaining of the seagoing personnel with the competence necessary for maintaining the high standard.

During 2004, a number of seminars were held for the Company's officers where both internal and external instructors focused on current issues.

The expansion which TORM has experienced naturally increases the need for additional recruitment of sea going personnel, wherefore the need for courses and seminars has increased further during the year.

Leaving aside new recruits, which are essential to keep up with the growth of the fleet, TORM continues to have a low turnover of seagoing personnel - less than 5% per annum.

It is a policy for TORM that the Company should at all times be managed properly and responsibly, both in the short and long term, which will help create value for the shareholders and at the same time ensure that TORM remains a trustworthy and respected business partner for external interests. For an overview of Danish corporate governance and key differences between corporate governance in Denmark and corporate governance practices applied in the US, please refer to the Company's website, www.torm.com.

Aside from compliance with Danish rules and standards TORM is required as part of its listing on NASDAQ to comply with a series of requirements under the American Sarbanes-Oxley Act, of which the most comprehensive requirements are covered under Section 404. These require not only that significant procedures and internal controls must be documented, tested and maintained, but also that Management as part of the completion of the Company's American annual report (20-F) undertakes an extensive evaluation of the Company's internal controls in respect of reporting as of the balance sheet date, and states the outcome of this evaluation and any deficiencies in internal controls which the evaluation may have uncovered.

The Company's auditors will, in addition to the normal audit in connection with the annual report, undertake an independent audit of the Company's internal controls in respect of the preparation of the accounts. The results of this audit are highlighted in an audit opinion in 20-F from the Auditors which will contain a qualification if the result of the audit is not materially in accordance with Management's assessments.

In addition to Section 404, the Sarbanes-Oxley Act contains many other requirements not only to the Company, but also to the Company's external advisors, for example:

o Requirements covering the establishment of an Audit Committee, which is to include the participation of a financial expert,

o The establishment of a "Whistle Blower" function, whereby employees anonymously can contact the audit committee about possible weaknesses in the internal controls,

o The rotation of partners and senior personnel from the Company's auditors,

o Restrictions on which functions, aside from auditing, the audit firm may undertake on the Company's behalf,

o Requirement on lawyers providing SEC services to report evidence of material violations of US securities laws.

TORM began work on ensuring compliance with the Sarbanes-Oxley Act quite some time ago. In addition to complying with the law, TORM expects that the increased focus on internal controls and risks both in the short and long term is likely to enhance the Company's business opportunities. Furthermore, it is TORM's expectation that the intentions of the American laws will in a few years spread to the rest of the world, either in the form of similar laws or by influencing the standards for good corporate and accounting practice.

The Company's compliance with Section 404, which covers the internal controls in connection with the preparation of the annual report, will be audited for the first time at the end of the financial year 2006. TORM has worked on this for some time and the Company expects to be ready well ahead of time.

Apart from the considerable use of internal resources, TORM expects that the total external costs needed to implement the requirements of the Sarbanes-Oxley Act, including additional IT expenses, to be less than USD 1 mill.

Investor relations, shareholders and share price

TORM has over the past couple of years increased the level of investor information and the frequency with which same is made available to shareholders and partners. This has come about as a result of a wish to increase awareness of the Company and thereby improving the basis for evaluating TORM as a business partner, investment or borrower.

TORM wishes to ensure that existing and potential investors are at all times sufficiently informed about important developments involving the Company, and to ensure that all shareholders have equal access to all such information.

It is pleasing to note that the interest for TORM's shares among Danish and international investors has increased considerably over the last few years. As an element in pursuing greater awareness about TORM, the Company's Board of directors decided in 2002 to dual list on the NASDAQ, as a number of TORM's important competitors were already publicly listed in the USA.

Liquidity in TORM's shares - both on the Copenhagen Stock Exchange and the NASDAQ - increased considerably during 2004.

In 2004, TORM was awarded first prize by the Danish financial newspaper B0RSEN for the best Danish annual report in 2003. The Company regards this as an acknowledgement of the information policy and intends to retain and further improve upon it.

In May 2004, TORM issued bonus shares whereby shareholders received one bonus share for every share owned.

TORM's share capital consists of 36.4 mill. shares of DKK 10 each. The shares, which are bearer shares and are without any special rights, are listed on the Copenhagen Stock Exchange and on NASDAQ. TORM had 5,418 shareholders registered by name at 31 December 2004, a significant increase from the 1,953 registered shareholders as at 31 December 2003. At 31 December 2004, 14% of TORM's share capital was converted to ADRs.

The following shareholders have reported that they own more than 5% of the share capital according to Section 29 of the Danish Securities Trading Act covering share dealings:

Table of contents

34      Financial review
39      Key accounting policies
41      Income statement
42      Balance sheet
44      Statement of changes in Shareholders' equity
46      Cash flow statement
47      Notes
72      Transition to IFRS from January 2005

Financial review

Net profit for the year increased by 117 % to DKK 2,281 mill. from DKK 1,051 mill. in 2003, corresponding to earnings per share (EPS) of DKK 65.6 in 2004 against DKK 30.3 in 2003. Excluding an unrealized gain on the shares in Dampskibsselskabet "NORDEN" A/S of DKK 1,034 mill. the profit before tax for the year was DKK 1,300 mill., which is considerably higher than expected at the beginning of the financial year.

The considerably higher profit is primarily the result of freight rates which during most of the year were higher than expected and the addition of seven vessels to TORM's fleet of owned vessels, of which three vessels had previously been chartered by the Company. A further contribution to the reported profit was the addition of these vessels which were not acquired at the time of the announcement made at the beginning of the year.

The Group's total assets increased by DKK 1,885 mill. to DKK 6,779 mill. from DKK 4,894 mill. in the previous year. The most significant developments behind this increase are an increase in the book value of vessels in 2004 of DKK 600 mill. due to fleet expansion, and DKK 1,034 mill. relating to a value adjustment of the Company's investment in Dampskibsselskabet "NORDEN" A/S, whereas Cash at bank and in hand increased by DKK 195 mill.

The Company's shareholders' equity increased by DKK 1,860 mill. to DKK 4,324 mill. from DKK 2,464 mill. corresponding to an increase in the solvency ratio of 14 percentage points to 64% from 50% in 2003. The significant increase in shareholders' equity emanates mainly from the profit for the year less dividend paid out and exchange rate adjustment from translation of financial statements in USD to DKK. The Group's total debt increased by DKK 25 mill. to DKK 2,455 mill. from DKK 2,430 mill. in the previous year.

Net earnings from shipping activities
The total net revenue for the Group for 2004 were DKK 2,596 mill. against DKK 1,928 mill. in the previous year. TORM's revenue derives from two segments, the Tanker division and the Bulk division. In the markets in which these operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days is used as a measure for freight rates. Under time charter contracts the charterer pays for the voyage expenses whereas the ship owner pays for the voyage expenses under voyage charter contracts. As a consequence, TORM primarily bases economic decisions upon expected TCE rates rather than on expected net revenues. The analysis of TORM's revenue is therefore primarily based on the development in time charter equivalent earnings. The Group's time charter equivalent earnings in 2004 were DKK 2,099 mill. against DKK 1,307 mill. in 2003. Generally higher rates in all segments as well as the addition of tonnage especially in the tanker segments LR1 and MR were the primary drivers behind the positive development.

The positive development in the time charter equivalent earnings should be seen against the background of the continued drop in the USD/DKK exchange rate. The average USD/DKK exchange rate in 2004 decreased by more than 9% compared to 2003. Without this drop, the Company's increase in earnings would have been approximately DKK 1,001 mill. against the actual DKK 792 mill.

Tanker division
Net revenues in the Tanker division increased by 37% to DKK 1,532 mill. from DKK 1,115 mill. in 2003, whereas the time charter equivalent earnings increased by DKK 329 mill. or 41% to DKK 1,125 mill. from DKK 796 mill. in the previous year. Freight rates in the product tanker market were generally characterized by high rates during the year. The rates reached the highest level in March with a subsequent shorter than usual low season in the second quarter. Towards the end of the year the rates increased sharply and peaked in November with a weakening tendency in December influenced by a warmer than usual winter in USA, which slowed market demand for crude oil and product tanker vessels.

Seen for the year as a whole, the LR2 segment achieved freight rates on average 22% higher than in the previous year, which increased earnings by DKK 71 mill. The number of available earning days increased by 593 days or 48%, as the delivery of two newbuildings in the second half of 2003 had full effect in 2004, which resulted in an increase in earnings of DKK 106 mill.

In the LR1 segment TORM took delivery of two newbuildings during the year. The newbuildings were the primary reason for the increase in the number of available earning days of 578 days or 68%, resulting in an increase in earnings of DKK 86 mill. The increase in average freight rates of 11% increased earnings by DKK 23 mill.

In the MR segment, the Company took delivery of two vessels. Also in this segment, the addition of tonnage was the main reason for the increase in the number of available earning days of 331 days or 8%, which increased earnings by DKK 38 mill. The average freight rates were 24% higher than in the previous year, which affected earnings positively by DKK 117 mill.

The continuing drop in the USD/DKK exhange rate affected the time charter equivalent earnings for the year in the Tanker division negatively by DKK 112 mill. The increase in the time charter equivalent earnings in the Tanker division can be summarized as illustrated in the table on the preceding page.

Contained in time charter equivalent earnings, port and bunker expenses - or voyage expenses - rose in 2004 by almost 28% or DKK 88 mill. to DKK 407 mill. primarily as a consequence of the increased activity in the form of more vessels, leading to more available earning days and more port calls. The average bunker price for purchases in 2004 was 6% higher than in 2003, which corresponds to an increase in bunker expenses of DKK 15 mill.

Bulk division
In the Bulk division net revenue increased by 34% to DKK 1,064 mill. from DKK 793 mill. in the previous year, whereas the time charter equivalent earnings increased by DKK 489 mill. or 101% to DKK 974 mill. from DKK 485 mill. in 2003. The increase can almost solely be explained by freight rates reaching historically high levels and that earnings in the Bulk division in 2004 were not negatively affected by FFA-hedging to the same extent as in 2003.

Freight rates in the Panamax segment were on average 118% higher than in 2003, increasing earnings by DKK 513 mill. In this segment, the Company added three vessels to its fleet of owned vessels during the year. However, the Company had previously chartered in all three vessels, but two additional vessels were chartered in starting July and November 2004, respectively which is the main reason for the increase in the number of available earning days by 9% or 482 days. The time charter equivalent earnings rose by DKK 37 mill. as a result hereof.

In the Handysize segment earnings increased by DKK 57 mill. as a consequence of average freight rates being 93% higher than in the previous year. This increase was partly offset by a drop in the number of available earning days of 202 days, or 16%, as tonnage redelivered in 2003 had full effect in 2004, thereby reducing earnings, and one additional chartered-in vessel was redelivered in July 2004. The time charter equivalent earnings were reduced by DKK 12 mill. as a consequence hereof.

The increase of DKK 489 mill. in the bulk vessels' earnings, which adjusted for the lower USD/DKK exchange rate would have been DKK 585 mill., is a clear indication of the continued, very positive market situation, although the sharp increases seen in this part of the industry in 2003 were followed by higher but more volatile freight rates in 2004. The increase in the time charter equivalent earnings in the Bulk division can be summarized as illustrated in the table below.

Contained in time charter equivalent earnings, port and bunker expenses - or voyage expenses - dropped by 71% or DKK 218 mill. to DKK 90 mill. in 2004 primarily as a consequence of several chartered-in vessels in the Panamax segment being redelivered in 2004 and that the bulk vessels as part of the Company's hedging strategy to a greater extent have been chartered out on time charters rather than on voyage charters.

Operation of vessels
Vessels chartered in by the Company do not give rise to technical running costs for TORM but only charter hire payments. Charter hire in the Tanker division decreased by DKK 3 mill. to DKK 81 mill., whereas charter hire paid in the Bulk division dropped by DKK 34 mill. to DKK 276 mill. The drop in the Bulk division after adjustment for the development in the USD/DKK exchange rate was DKK 6 mill. and was primarily caused by the Company during the year taking delivery of three vessels previously chartered in.

The technical running costs for the Company's owned vessels increased by DKK 43 mill. to DKK 298 mill. The most significant factor behind this development was the increase in the number of operating days of 2,530 days or 36%, primarily due to the addition of owned vessels in the LR1, MR and Panamax segments. TORM's total fleet of owned vessels incurred 15 off-hire days in 2004 corresponding to two per thousand of the number of operating days compared to 21 off-hire days in 2003 corresponding to three per thousand of the number of operating days. The Company regards this as a very positive development.

Administrative expenses and other operating income
The Company's total administrative expenses increased from 2003 to 2004 by DKK 46 mill. to DKK 172 mill. mainly due to higher staff costs including bonuses due to an increased number of positions in the Company and a general increase in salary levels, and expenses relating to the Parent Company moving to new offices, increased expenses to Directors' and Officers' Liability and Company Reimbursement Insurance and increased travel activities compared to the previous year.

Other operating income primarily comprises income from chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income increased in 2004 by DKK 28 mill. to DKK 79 mill. from DKK 51 mill. in the previous year, and adjusted for the effects of the lower USD/DKK exchange rate the increase was DKK 35 mill. The increase primarily derived from increased commissions from the three tanker pools as a direct result of the higher freight rates compared to 2003 and a greater number of vessels.

Investments in vessels
The increase in tangible fixed assets of DKK 570 mill. to DKK 3,763 mill. is mainly attributable to the change in vessels and capitalized dry-docking. The carrying value of vessels and capitalized dry-docking increased by DKK 596 mill. to DKK 3,540 mill. The increase relating to vessels amounted to DKK 600 mill. as a result of the addition of two LR1 tanker newbuildings, two MR tankers built in 1999 and 1995 as well as three Panamax bulk vessels, of which one was built in 2001 and two in 1997. The addition of new tonnage amounted to a total acquisition cost of DKK 1,021 mill., but the drop in the USD against the DKK caused a negative translation adjustment of DKK 225 mill. for the total fleet, and depreciation on the vessels amounted to DKK 200 mill. Prepayment on vessels under construction decreased by DKK 25 mill. among other things due to the abovementioned deliveries and the drop in the USD/DKK exchange rate. During the year additional prepayments on already agreed newbuildings were paid.

Depreciation amounted to DKK 211 mill. in 2004 against DKK 177 mill. in 2003 equivalent to an increase of DKK 34 mill. The increase, of which DKK 17 mill. can be allocated to each of the two divisions, is entirely due to the expansion of the fleet during 2004. The lower USD/DKK exchange rate reduced the total depreciation by DKK 21 mill. compared to 2003.

During the fourth quarter of 2004, the Company added to its newbuilding programme by acquiring two MR newbuildings from the STX yard in South Korea for delivery in first/second quarter of 2005. By the end of the year, the first two installments corresponding to 20% of the total contract amount regarding these vessels had been paid.

Market value of vessels
The market value of the Company's fleet and newbuilding programme exceeded the carrying value of the fleet including newbuilding contracts by DKK 3.1 bill. at year-end. This valuation is based on the average of three internationally acknowledged shipbrokers' valuations.

Norden
Other investments mainly comprise the Company's investment in 31.6% of the shares in Norden with a carrying value of DKK 1,984 mill. as at 31 December 2004 against DKK 950 mill. in the previous year. TORM continues not to consider Norden as an associated company, as TORM does not have influence on decisions and is not represented on the Board of directors.

Financing
Net financial items in 2004 were positive by DKK 1,194 mill. against DKK 657 mill. in 2003. The most significant reason for the difference is the large unrealized gain on the Norden shares of DKK 1,034 mill. against DKK 681 mill. in the previous year. Dividends received amounted to DKK 201 mill. in 2004, of which DKK 200 mill. also originate from the Company's investment in Norden. In 2003, dividends received amounted to DKK 8 mill., hereof DKK 7 mill. from Norden.

The Company's net interest expenses amounted to DKK 68 mill. in 2004 against DKK 55 mill. in 2003. The increase relates to interest expenses, which amounted to DKK 89 mill. against DKK 74 mill. in the previous year. Net interest bearing debt was reduced by DKK 212 mill. during the year to DKK 1,486 mill. from 1,698 mill. in 2003. However, mortgage debt is denominated in USD and amounted to DKK 2,162 mill. as at 31 December 2004 against DKK 2,177 mill. including capitalized lease obligations in the previous year. Adjusted for the lower USD/DKK exchange rate, mortgage debt increased by DKK 179 mill. to DKK 2,356 mill., which is the main factor behind the increase in interest expenses.

Invested capital increased by DKK 609 mill. to DKK 3,795 mill. from DKK 3,186 mill. at the beginning of the year. The increase can primarily be explained by the addition of tonnage during the year and taking into account the development in net interest bearing debt, it is evident that the additions are net financed by cash flow from operations.

The Company's shareholders' equity increased by DKK 1,860 mill. to DKK 4,324 mill. The considerable growth in shareholders' equity is mainly derived from net profit for the year of DKK 2,281 mill. less dividends paid out during the year of DKK 209 mill. excluding dividends on own shares, and an exchange adjustment from translation from USD to DKK of DKK 179 mill.

To support the Company's strategy, the financial flexibility was increased in the fourth quarter of 2004, as a revolving facility was agreed with leading banks. The facility has a total limit of USD 570 mill., of which a part is dedicated to the financing of new tonnage, whereas the remaining part constitutes ongoing financing of part of the Company's existing vessels.

In addition to an ordinary overdraft facility to cover day-to-day fluctuations in liquidity, the Company had unused rights to draw down loans in connection with already purchased vessels and prepaid installments on newbuildings of slightly more than DKK 1.5 bill.

As of the end of February 2005, TORM's newbuilding programme comprised twelve vessels, hereof one vessel in a 50/50 joint venture with J. B. Ugland Shipping A/S. In the newbuilding programme, the first 20% of the contract price is financed by TORM, and the remaining 80% is financed by mortgage debt. TORM has entered into an agreement for financing of the five LR2 product tanker vessels to be delivered during the period from April 2006 to January 2008. Payments corresponding to 10% of the contract price have been made on all five vessels. The remaining 10% installments are to be paid by TORM between March 2005 and January 2007. The financing for the remaining vessels has not yet been agreed. For all twelve vessels, the Company's total self-financing is expected to amount to DKK 348 mill., hereof DKK 220 mill. in 2005.

Tax on profit for the year
Tax for the year was an expense of DKK 53 mill. against an expense of DKK 1 mill. in 2003. TORM entered into the tonnage taxation scheme with effect from 2001 and has filed tax returns for 2001 through 2003. The assessment of the tax returns by the tax authorities has not yet been completed and the tax provision for the year is therefore to a great extent based on management's judgment regarding the outcome of the assessment. Please refer to the section regarding tax in "Key accounting policies" for further information.


Cash flow
The Company's total cash and cash equivalents including bonds amounted to DKK 676 mill. at the end of the year against DKK 479 mill. at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows for the year of DKK 197 mill.

Despite of this relatively modest development, the Company's operations generated a historically high cash flow of DKK 1,397 mill. in 2004 against DKK 494 mill. in 2003. The cash flow corresponds to a flow per share (CFPS) of DKK
40.2 in 2004 against DKK 14.3 in 2003. The primary source of the cash flow was profit from operating activities but the Company's investment in Norden also contributed with DKK 200 mill. in dividends received.

Cash flow from operating activities was for the most part used to finance the investing activities during the year as DKK 1,117 mill. net was invested in tangible fixed assets, primarily comprising the Company's extensive expansion of the fleet.

Cash outflow from financing activities was DKK 83 mill. Borrowing amounted to DKK 875 mill. for the financing of the Company's newbuilding programme and purchase of second hand vessels, while scheduled repayments on mortgage debt and finance lease obligations amounted to DKK 695 mill. Dividends paid to the Company's shareholders in the amount of DKK 209 mill. and settlement of share options including shares transferred amounting to DKK 54 mill. also affected cash flow from financing activities negatively.

Of the Group's cash and cash equivalents as at 31 December 2004 of DKK 676 mill., DKK 54 mill. were held as collateral for a USD loan. Thus, the Company's unencumbered cash and cash equivalents were DKK 622 mill. at year-end.

Important events subsequent to year-end 2004
In January 2005, TORM entered into agreements to purchase 5.5 LR1 product tanker vessels, of which TORM SARA has been delivered and two further vessels are expected to be delivered during 2005, 1.5 vessels will be delivered in 2006 and the final vessel is expected to be delivered in the first quarter of 2007.

In February 2005, the Company sold the two LR1 product tanker vessels TORM HILDE and TORM MARGRETHE and both vessels were upon delivery chartered back on 5-year time charters. Subsequently, the buyer of the vessels has sold the company which acquired TORM HILDE to Beltest Shipping Company Limited, who is a shareholder in TORM.

TORM has in March 2005 acquired five MR and one LR1 product tanker built in 2000-2004 from the pool partner LGR.

Unusual events in the financial year 2004
Aside from the significant unrealized gain on the Norden shares, there have been no unusual developments during the financial year 2004.

Key accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in Denmark requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way we apply our accounting policies. Key accounting policies are those policies that require the application of management's subjective accounting judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Key accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions.

Net revenue from pools
The Company generates its revenue from shipping activities, which to a large extent are conducted through pools. Net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Total pool revenue is generated from each vessel participating in the pools in which the Company participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage. The Company's net revenue from pools is made up by a share of the total net revenue in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels in relation to total available pool earning days.

If the scale applied in the allocation of the total pool revenue to the participating pool partners is changed, the Company's net revenue from pools will be affected. Historically, the Company has not experienced material adjustments to the allocation of revenue.

Demurrage revenues
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Company is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Company assesses the time spent in port and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted.


If the Company accepts a reduction of more than 5% of the original claim or if the charterer is not able to pay, demurrage revenue in future periods will be affected. Historically, the Company has not experienced material adjustments to previously recognized demurrage revenue.

Port and bunker expenses
Voyage expenses, which comprise port expenses, commissions and bunker fuel consumption, are recognized upon delivery of service in accordance with the terms and conditions of the charter parties. Invoices in relation to port expenses are received up to 18 months after the expenses have been incurred. Consequently, recognition of port expenses is based on port statistics and reports on actual expenses incurred, which are received on a regular basis from agents and captains.

The Company's voyage expenses from pools are made up by a share of the total voyage expenses in each pool. The calculation of this share is primarily based on available earning days from the Company's vessels participating in the pool in relation to the total available pool earning days for all pool participants.

If the actual expenses of a voyage differ from the estimated expenses, it will have an impact on voyage expenses in future periods. Historically, the Company has not experienced material changes to the estimated expenses.

Revenues and expenses related to cross over voyages
For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages.

When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties, a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage and the rate may vary depending on the destination port.

Recognition of voyage expenses is based on the expected duration and destination of the voyage, vessel statistics regarding bunker consumption, estimates of port expenses and previous experience. Changes to the scheduled voyage will affect the voyage expenses.

Changing the basis for estimates in relation to cross over voyages may affect the net earnings in future periods. The calculations applied for the estimated duration of the voyage, as well as the effect of changing destinations and weather conditions, are constantly updated and, historically, the application of estimates in relation to cross over voyages has not materially affected the Company's net revenues and port and bunker expenses.


Dry-docking costs
The Company's vessels are required to undergo planned dry-dockings for major repairs and maintenance, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements.

In connection with the acquisition of a vessel, the cost is divided into dry-docking costs and the cost of the vessel. The two elements are recognized and depreciated separately. The measurement of the dry-docking costs is based on an assessment of the specific assets as well as on previous experience. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-docking yard, including marine paint, cost of hiring crews to effect repairs and the cost of parts used in making such repairs, cost of travel, lodging and supervision of Company personnel, and the cost of hiring third party personnel to oversee a dry-docking.

The costs associated with the dry-docking are capitalized and depreciated on a straight-line basis over the estimated period between dry-dockings. As depreciation is commenced at the completion of the dry-docking and invoices to some extent are received subsequently, the total dry-docking cost is based on estimates.

If the actual expenses of a dry-docking differ from the estimates, the depreciation expense recorded in the following period will change. Historically, the Company has not experienced material changes to the estimated expenses.

Useful life of vessels
The useful life of the vessels is assessed periodically based on market conditions, regulatory requirements and the Company's business plans. The estimated useful life and the associated estimated salvage value are the basis for determining depreciation expense.

The Company's vessels are depreciated on a straight-line basis to the estimated salvage value over their estimated useful lives, which the Company estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other ship owners with comparable tonnage. It has been considered whether to shorten the useful lives of the vessels in light of initiatives taken by the EU and the IMO limiting the use of tankers older than 23 years. However, there are no clear indications in the market that the initiatives have affected the useful lives of the vessels, which are therefore maintained at 25 years.

Depreciation is based on cost less the estimated salvage value. Salvage value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. If the estimate of useful life for vessels is revised or there is a change in the estimated salvage value, the amount of depreciation expenses recorded in future periods will change.


Carrying amounts of vessels
The Company evaluates the carrying amounts and period over which the vessels are depreciated to determine if events have occurred that would require a modification of their carrying amounts or useful lives. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment, such as reported sale and purchase prices and general market conditions. In addition, market valuations from independent ship broking companies are obtained to support the recoverable amounts for the vessels on a semi-annual basis.

The carrying cost of the Company's vessels may not represent their fair market value at any point in time since market prices of second hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings.

If the estimated future cash flow or related assumptions in the future experience lasting changes, an impairment of vessels currently recorded may be required.

Tax
The Company entered the Danish tonnage taxation scheme with effect from 1 January 2001 and has filed tax returns for 2001, 2002 and 2003. The assessment of the tax returns by the tax authorities has not yet been completed. It is the Company's assessment that the uncertainty pertaining to the estimate of taxes payable as at 31 December 2004 is not immaterial, because precedence with regard to the interpretation of the tonnage tax regulation has yet to be established.

The Company estimates that the tax returns filed for 2001, 2002 and 2003 and the Company's activities in 2004 will not trigger taxes payable in excess of the amount, which has been recognised as per 31 December 2004, because estimated taxable income to a large extent is offset by deductible losses from prior periods.

Subsequent to entering the tonnage tax scheme, tax liabilities relating to the vessels are considered as contingent liabilities, which are disclosed in the Notes.

The Company's investment in Norden is regarded as a strategic investment. At a sale of this investment after three years of ownership, no tax liability is connected to the gain on this asset.
If this shareholding is sold entirely or in part before August 2005, any gain will be taxed at 30%.

There are no deferred tax assets or tax liabilities connected with any other assets or liabilities.

Accounting policies

Note 1

The Annual Report of TORM has been prepared in accordance with the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D, Danish accounting standards and the requirements of the Copenhagen Stock Exchange relating to the presentation of financial statements by listed companies.

Change in accounting standards
The accounting policies are unchanged from last year except that Danish accounting standard 21 "Leasing" and Danish accounting standard 22 "Income" have become effective and are applied as from this financial year.

The effect of implementing Danish accounting standard 21 is that a gain relating to a sale and leaseback transaction under certain circumstances is recognized in the income statement immediately. Previously, a gain was always recognized in the balance sheet and amortized over the life of the charter party. In connection with a sale and leaseback transaction in the financial year 2000 resulting in an operating lease, TORM recognized a gain in the balance sheet which has since been amortized in proportion to the gross rental on the time charter over the life of the charter party. The fair value at the transaction date essentially equalled the book value, and the accounting treatment applied is consequently considered to be in accordance with Danish accounting standard 21.

The effect of implementing Danish accounting standard 22 is that the stated criteria for recognizing income have become more explicit in accordance with the standard. The methods applied by TORM to recognize income are in accordance with Danish accounting standard 22.

The changes in accounting standards have thus not resulted in any changes in the reported amounts.

General recognition and measurement criteria
Income, including net revenue, is recognized in the income statement when:
o the income creating activities have been carried out,
o the income can be measured reliably,
o it is probable that payment will occur,
o costs relating to the transaction can be measured reliably, and
o documentation of the income exists.

Costs incurred in order to achieve the earnings for the period, including depreciation and provisions, are also recognized in the income statement. Furthermore, value adjustments of financial assets and liabilities, which are measured at fair value or amortized cost, as well as the effects of changes to accounting estimates made in prior periods are recognized in the income statement.

Assets are recognized in the balance sheet when it is probable that the future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognized in the balance sheet, when it is probable that there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

Upon initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described in accounting policies related to the balance sheet.

Certain financial assets and liabilities are measured at amortized cost, whereby a constant effective yield to maturity is recognized. Amortized cost is calculated as original cost less repayment and with addition/deduction of the accumulated amortization of the difference between the cost and the nominal amount.

Recognition and measurement take into account all circumstances, including predictable risks and losses occurring before the preparation of the Annual Report, which confirm or disconfirm circumstances existing at the balance sheet date.

Consolidation principles
The Annual Report comprises the Parent Company, TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

Associated companies which are by agreement managed jointly with one or more other companies (joint ventures), and therefore subject to joint control, are consolidated on a pro rata basis, whereby the individual items are included in proportion to the ownership share.

The Consolidated Financial Statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and pro rata consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies.

Foreign currencies
The measurement currency of the operating entities including subsidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD and the Company's most significant assets and liabilities in the form of vessels and related mortgage debt are in USD. The books for these operating entities are maintained in USD. The measurement currency of the administrative entity is DKK.

Transactions in currencies other than the measurement currency are translated into the measurement currency at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement.

Cash, accounts receivable and payable and other monetary items denominated in currencies other than the measurement currency are translated into the measurement currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement under financial items.

The reporting currency of the Company is DKK. Upon recognition of the operating entities, the financial statements are translated from USD into DKK. Items in the income statement are translated into DKK at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange gains and losses arising upon the translation of the income statements and balance sheets of operating entities are recognized directly in shareholders' equity. Exchange gains and losses arising upon the translation of shareholders' equity at the beginning of the year into DKK at the exchange rate at the balance sheet date are recognized directly to shareholders' equity.

Foreign exchange rate gains or losses of intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

Derivative financial instruments
Derivative financial instruments are entered into to hedge future committed or anticipated transactions.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value. The instruments are recognized as other receivables or other liabilities, respectively.

Changes in fair value of derivative financial instruments which are used to hedge the fair value of a recognized asset or a recognized liability are recognized in the income statement under the same item as changes to the carrying amount of the hedged item, except for currency translation gains or losses arising from the hedging of exposures relating to long-term intercompany receivables in subsidiaries. Currency translation gains or losses related to such exposure are recognized directly in shareholders' equity.

Changes in fair value of derivative financial instruments, which are used to hedge the expected future transactions, are recognized directly in shareholders' equity under retained profit. When the expected future transaction results in an income or a cost, amounts deferred under retained profit are transferred to the income statement and included in the same line as the hedged item.

Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement at the end of each period.

Segment information
The Group consists of two business segments: Tanker and Bulk. This segmentation is based on the Company's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

The Group only has one geographical segment, because the Group considers the global market as a whole, and the individual vessels are not limited to specific parts of the world.

The segment non-current assets consists of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

Segment liabilities comprise segment-operating liabilities including mortgage debt attached to the vessels, trade payables and other liabilities.

Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions, offshore activities, termination of Liner activity and investment activities, including cash and bank balances, interest bearing debt except mortgage debt attached to the vessels, taxes, etc.

Participation in pools
Torm acts as pool manager for a number of pools, and the Group is participating with a significant number of vessels in these. The Group's share of the income statement and balance sheet in the respective pools is accounted for by entering a proportional share, based on participation in the pool, by combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools during the period.

Accounting for pension plans
The Company has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Stock based compensation
The Board of directors, the Management and a number of key employees participate in a share option programme. Option commitments under this programme are hedged through holdings of own shares and are not recognized in the balance sheet or the income statement.

The difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in administrative expenses in the income statement.

At the time of exercise the payments received for the sale of own shares are recognized directly in shareholders' equity.

If payment is made as net settlement, the amount payable by the Company is recognized in shareholders' equity under retained profit at the time of settlement.

Leases
Agreements to charter vessels and to lease other property, plant and equipment where TORM has substantially all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of future leasing payments determined in the agreements including any purchase options.

For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

The capitalized lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Sale and leaseback transactions
A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the life of the charter party.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms. If the sales price is lower than the fair value and this is reflected in future lease payments below fair value, the difference between the fair value and the sales price is deferred and amortized in proportion to the lease payments over the life of the lease. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease.

A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction.

Swap agreements
Gains or losses on swap of ownership in vessels are recognized in the income statement at the date of the swap transaction, except when the acquired vessels are similar to the vessels exchanged. If the swap is an exchange of similar vessels, the vessels are accounted for based on carryover value and no gain is recognized.

Income statement

Net revenues
Net revenues comprise freight and demurrage revenues from the vessels. Net revenues are recognized when they meet the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight and demurrage revenues are recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses and bunkers
Port expenses and bunkers, which comprise port expenses and bunker fuel consumption, are recognized upon delivery of service in accordance with the charter parties concluded.

Charter hire
Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenues for the period.

Technical running costs
Technical running costs, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit on sale of vessels and interests
Profit or loss from sale of vessels and interests are stated as the difference between the sales price less sales costs and the carrying amount of the asset at the time of the sale. Furthermore, any gains or losses upon repayment of related loans are included in the gain or loss on disposal.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income
Other operating income comprises chartering commissions and profits and losses deriving from the disposal of other plant and operating equipment.

Equity income from investments in subsidiaries and associated companies
Equity income from investments in subsidiaries and associated companies include the Parent Company's proportional share of the net income of the individual subsidiary less the proportional share of unrealized internal gains.

Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial items
Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the measurement currency, realized and unrealized gains or losses from other investments and securities, dividends received on shares and other financial income and expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate, and dividends are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Tax
In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with certain wholly owned Danish and non-Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies. The expected tax of the taxable income for the year and adjustments relating to previous years are recognized in the income statement. However, tax relating to items posted in shareholders' equity is posted directly in shareholders' equity.

Balance sheet

Tangible fixed assets Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.


Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. All major components of vessels less salvage value are depreciated on a straight-line basis based on an anticipated useful life of 25 years. Costs incurred in replacing or renewing the separate assets (dry-docking costs) are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

Prepayment on vessels under construction is measured at costs incurred.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years. Operating equipment with a cost price of less than DKK 25,000 is fully depreciated in the year of acquisition.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use. The cost of vessels and vessels under construction also includes interest expenses incurred during the period of construction.

Financial fixed assets
Investment in subsidiaries and associated companies are recognized and measured in the Annual Report of the Parent Company according to the equity method, which requires that a proportionate share of their annual net income or loss is reflected in the income statement of the Parent Company. Unrealized intercompany profits are eliminated when calculating the proportionate share of income and equity.

The share of the net income of the subsidiaries and associated companies that has not been distributed as dividends to the Parent Company is transferred to a restricted reserve under shareholders' equity in the Parent Company's balance sheet.

Other investments comprise shares in other companies. Listed shares are measured at the market value at the balance sheet date. Unlisted shares are measured at estimated market value.

Realized and unrealized gains and losses resulting from valuation or sales of shares are recognized as financial items in the income statement.

Dividends on shares in other companies are recognized as income in the period in which they are declared.

Joint ventures
Participation in joint ventures is recorded using the proportional consolidation method in the Group accounts. The consolidated income statement includes the Group's share of income and losses of joint ventures and the consolidated balance sheet includes the Groups' share of assets and liabilities in joint ventures.

Inventories
Inventories consist of bunkers, lubricants and spare parts and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method.

Receivables
Outstanding freight receivables and other receivables which are of a current nature (expected to be realized within 12 months from the balance sheet date) are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provisions for bad debts.

Prepayments
Prepayments comprise expenses paid relating to subsequent periods.

Securities
Bonds are measured at market value at the balance sheet date.

Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement.

Own shares
Own shares are recognized directly as part of shareholders' equity at cost. Upon subsequent disposal of own shares, any consideration is also recognized directly in shareholders' equity.

Dividend
Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate item in shareholders' equity.

Financial liabilities
Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan.

Financial liabilities also include the capitalised remaining lease obligation on finance leases.

Other liabilities
Other liabilities comprising trade payables and other liabilities are measured at amortized cost corresponding substantially to nominal value.

Accruals
Accruals comprise receipts relating to revenue in subsequent periods.

Statement of cash flows
The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial fixed assets except for profit/loss on sale of vessels, which is included in the cash flows from operating activities.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of own shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds. Shares are not included.

Earnings per share
Basic earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Own shares are not included in the calculation. Purchases and sales of own shares during the periods are weighted based on the remaining period.

Diluted earnings per share is computed by dividing consolidated profit or loss available to common shareholders by the sum of weighted average number of common shares outstanding and the weighted average number of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

United States Generally
Accepted Accounting Principles
As a consequence of the registration of American Depository Receipts (ADRS) with the United States Securities and Exchange Commission (SEC), the Company has prepared a summary of the effect on net income and shareholders' equity had the Financial Statements been prepared in accordance with the accounting principles generally accepted in the United States.

Notes

The Group's accounting policies under Danish GAAP are described below where these differ from US GAAP:

a) Dry-docking costs
Under Danish GAAP, when a vessel is delivered, major components which are usually replaced or renewed in connection with a docking are depreciated over the estimated period to the first docking. The Company subsequently capitalizes dry-docking costs as they are incurred and depreciates these over the period until the next docking.

Under US GAAP, the Company accounts for the docking costs
(provision for repairs) by accruing for the estimated dry dock costs involved in the next docking over the period to the next docking. Subsequent payments for dry-docking are charged against the accrued liability.

b) Write-down on vessels
In 1998, the Company recognized an impairment charge of DKK 80 mill. for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. Under Danish GAAP, impairment losses are reversed in subsequent periods if the fair value increases. During 2002, the Company recorded a reversal of the impairment loss of DKK 12.3 mill. for the increase in fair value of these assets.

Under US GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between U.S. GAAP and Danish GAAP.

c) Marketable securities
Under Danish GAAP, the Company's marketable securities are classified as available-for-sale, which under Danish GAAP means that unrealized gains and losses on these are recorded in the income statement.

Under US GAAP, the Company must classify its investments in marketable securities as either trading, available-for-sale or held to maturity, as required by Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". In 2002, the Company classified its investments in equity securities as available-for-sale and its investments in bonds as trading. From 1 January 2003, the bonds have been classified as available-for-sale due to a decrease in the trading activities. Unrealized gains and losses on available-for-sale investments are recorded as a component of shareholders' equity unless there is an other than temporary impairment of the securities. There were no other than temporary impairments in any period presented.

d) Derivative financial instruments
Under Danish GAAP, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set-off against the change in fair value of the hedged balance item. For cash flow hedges the change in fair value on the contract is recorded as a component of shareholders' equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that do not qualify for hedge accounting is recorded in the income statement at the end of each period.

Under US GAAP, the Company accounts for its derivative financial instruments at fair value with changes reflected in the income statement except where the Company designates derivative financial instruments as hedges. For derivatives treated as hedges under US GAAP, the treatment is consistent with that under Danish GAAP.

Interest rate swaps
The Company has entered into interest rate swaps to hedge the interest rate risk on the long-term loans obtained to finance vessel purchases.

Under Danish GAAP, the interest rate swaps qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when interest is paid on the loans.

Under US GAAP, the Company has accounted for changes in fair value of the interest rate swaps as a component of income in accordance with SFAS No. 133. However, beginning on 1 October 2003 the Company elected to apply hedge accounting to some interest rate swaps designated as cash flow hedges. During the year ended 31 December 2003 the Company recorded a gain on interest rate swaps of DKK 16.2 mill. in the income statement and a loss on interest rate swaps designated as cash flow hedges of DKK 2.4 mill. was recorded as a component of shareholders' equity. During the year ended 31 December 2004 the Company recorded a gain on interest rate swaps of DKK 15.1 million in the income statement and a loss on interest rate swaps designated as cash flow hedges of DKK 2.3 mill. was recorded as a component of shareholders' equity.

Bunker price agreements
The Company has entered into bunker price agreements to hedge the price of bunker for the Company's vessels.

Under Danish GAAP, the bunker price agreements qualify as cash flow hedges and are recorded at fair value in the balance sheet and as a component of shareholders' equity. The fair values of the hedges are released from shareholders' equity when the fuel bunkers are purchased.

Under US GAAP, the Company accounts for changes in fair value of the fuel price agreements as a component of income. During the year ended 31 December 2003 the Company recorded a loss on fuel price agreements of DKK 1.1 mill., and during the year ended 31 December 2004 the Company recorded a loss on fuel price agreements of DKK 4.3 mill.

e) Stock options
In accordance with the Company's Danish accounting policies, the difference between the exercise price and the market price of the shares at the date the options are granted is recognized as a compensation expense in the income statement. At the time of exercise, the amounts paid to the employees for options that are cash settled are recognized directly in shareholders' equity.

Under US GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based compensation. Under APB No. 25, the Company recognizes compensation expense for the difference between the exercise price and market price at the measurement date. This compensation is amortized over the vesting period. The Company grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, compensatory plans with cash settlement terms qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised.

f) Tonnage taxation
On 6 February 2002, the Danish government proposed a bill regarding tonnage taxation, which was enacted on 18 April 2002. According to the new Danish Tonnage Taxation Act, tax payments in the future will not be based on a taxable income, but rather a calculated income based on the tonnage of the Company and taxable income from activities outside the tonnage tax scheme. The legislation has been implemented with retroactive date effective from 1 January 2001 and the Company has chosen to enter the tonnage taxation scheme for a 10-year period with effect from 1 January 2001. Income taxation of reversed depreciation will only occur if the total fleet of the Company at the time of entering the tonnage taxation scheme is reduced in size.

Under Danish GAAP, the provision for deferred tax that existed at the date of enactment has been released to income.

Under US GAAP, the provision for deferred tax is still carried in the balance sheet, as the recognition of a provision for deferred tax does not depend on the likelihood of the provision resulting in taxable amounts. At the end of each period, the provision for deferred tax is calculated based on the carrying values and tax values of the shipping related assets and liabilities that were owned by the Company at the date for entering the tonnage taxation scheme.

Transition to IFRS
from January 2005

TORM will produce Annual Reports for the Group and for the Parent Company in accordance with International Accounting Standards (IFRS) as from 1 January 2005.

Based on the IFRS standards currently applicable, the changes to the accounting policies will result in the following changes as at 1 January 2005 and in the comparative figures for 2004 for the Group and for the Parent Company:

a) The current reporting currency in the Annual Report is DKK. The reporting currency is changed to USD, which will provide a more true and fair view of the financial position, financial performance and cash flows of the Company in accordance with IAS 1 "Presentation of Financial Statements" and IAS 21 "The Effects of Changes in Foreign Exchange Rates."

b) The administrative entity currently applies DKK as the measurement currency. The measurement currency in the administrative entity is changed to USD in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates."

c) Unrealized gains or losses in respect of bonds and shares in other companies are currently recognized in the income statement under financial items. Shares are treated as financial assets available for sale. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" unrealized gains or losses in respect of shares will be recognized directly in shareholders' equity and released to the income statement when the assets are derecognized. Bonds are classified as financial assets at fair value through profit or loss. Therefore, unrealized gains or losses in respect of bonds are still recognized in the income statement.

d) TORM's share option scheme provides the employees with the choices of cash settlement or receipt of TORM shares. The difference at the date the options are granted between the exercise price and the market price of the shares is currently recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options are recognized directly in shareholders' equity. In accordance with IFRS 2 "Share-based Payment" a liability relating to share options not exercised will be recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period will be recognized in the income statement. The liability is measured using the Black-Scholes model.

e) In the Parent Company, investments in subsidiaries and associated companies are currently measured at equity value. In accordance with IAS 27 "Consolidated and Separate Financial Statements" these investments will be measured at cost. Dividends will be recognized under financial income in the Parent Company.

f) The Company has chosen to apply the optional exemption in IFRS 1 "First-time Adoption of International Financial Reporting Standards" relating to cumulative translation differences. As a consequence, cumulative translation differences are deemed to be zero at the date of transition to IFRS and gain or loss on a subsequent disposal of an operation applying a measurement currency different from USD will exclude translation differences that arose before the date of transition to IFRS.

The effects of the changes as at 1 January 2005 and to the comparative figures for 2004 for the Group are illustrated in the statements presented on the following pages. The statements are presented in USD since the Annual Report will be presented in USD from now on.

The annual report for 2005 must be based on the IFRS standards applicable at 31 December 2005 and the presented figures may change if IFRS standards are revised during 2005.

It is TORM's view, that the accounting legislation relating to income taxes for publicly listed Danish companies is in accordance with IAS 12 "Income Taxes" and the transition to IFRS is not expected to give rise to any changes in the accounting treatment of income taxes. The Company expects to participate in the tonnage tax scheme after the binding period of 10 years and at a minimum to maintain an investing and activity level corresponding to the level at the time of entering the tonnage tax scheme. Accounting for income taxes is one of the areas being discussed as part of the short-term convergence project being undertaken by IASB and the FASB with a view to eliminating differences between US GAAP and IFRS. However, a new draft IFRS standard on income taxes is not expected to be released until the second half of 2005 and TORM will subsequently reconsider its accounting treatment of income taxes.

In addition, IFRS disclosure requirements are in a number of areas somewhat in excess of those governing publicly listed Danish companies. The Company will evaluate the need for adjustments to the current notes and the possible addition of further notes and disclosures.

From first quarter 2005 TORM will prepare the quarterly reports in accordance with the criteria for recognition and measurement in IAS/IFRS. TORM will not apply IAS 34, "Interim Financial Reporting".

Board of Directors

Niels Erik Nielsen
N. E. Nielsen became Chairman of TORM in April 2002 and has been a Board member since September 2000. He is a partner of the law firm Bech-Bruun Dragsted. Mr. Nielsen has a law degree from the University of Copenhagen. He is a Board member of the following other Danish public limited companies:

Amagerbanken Aktieselskab
Ambu A/S
Charles Christensen Holding A/S  Cimber Air A/S
Danica-Elektronik A/S
Danish Supply Corporation A/S
Gammelrand Skaervefabrik A/S
GPV Industri A/S
InterMail A/S
Kongskilde Industries A/S
Mezzanin Kapital A/S
Preben Olsen Automobiler A/S
Satair A/S
SCF-Technologies A/S
Weibel Scientific A/S
and related subsidiaries

Christian Frigast
A member of the Board since September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc(Econ) from the University of Copenhagen. He is a Board member of the following other Danish public limited companies:

Britannia Invest A/S
Holdingselskabet af 1. august 1997 A/S

Mr. Frigast is also a member of the Board of a number of companies related to Axcel.

Lennart Arrias
A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992.

Ditlev Engel
A member of the Board since April 2002. Until 31 December 2004 Mr. Engel was Group President and CEO of Hempel A/S and as of 1 May 2005 he will take up his new position as Group President and CEO of Vestas Wind Systems A/S. Mr. Engel has a BSc (Econ) and a B(Comm) degree from the Copenhagen Business School.

Rex Harrington
Member of the Board since April 2003. Mr. Harrington is the former Director of Shipping at The Royal Bank of Scotland, where he had responsibility for its shipping portfolio. He holds a Masters degree from Oxford University. Mr. Harrington is a former director of Lloyds Register of Shipping and Clarksons Shipbrokers. Mr. Harrington is now an independent shipping advisor and a director of several international shipping companies and organizations including the General Committee of Lloyds Register of Shipping.

Peder Mouridsen
A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Mouridsen is employed by TORM as a Chief Engineer and has been with the Company since 1970.

Gabriel Panayotides
A member of the Board since September 2000. Mr. Panayotides is Chairman of Excel Maritime Carriers Ltd., listed on the American Stock Exchange. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978 and sits on the Greek Committee of the classification society Bureau Veritas and Lloyds Register of Shipping. He has a Bachelors degree from the Pireaus University of Economics.

Senior Management

Klaus Kjaerulff
President and Chief Executive Officer since September 2000. Mr. Kjaerulff has worked for TORM since 1976. From 1997 to 2000, he headed the Company's Tanker and Bulk divisions as Executive Vice President. From 1981 to 1997, he was Vice President in charge of the Tanker division. He is a Board member of the following other public limited Danish company:

gram-agentur A/S

Klaus Nyborg
Chief Financial Officer since March 2002. Prior to this, Mr. Nyborg held a number of senior positions with the A. P. M0ller - Maersk Group, most recently as CFO of Maersk Logistics. Mr. Nyborg holds a Masters degree in Law and Business Economics and a B(Comm) from the Copenhagen Business School.

Management Team

Mogens Fynbo
Executive Vice President,
Technical department

Mikael Skov
Executive Vice President,
Tanker division

Jan Mechlenburg
Executive Vice President,
Tanker division

S0ren Christensen
Senior Vice President,
Bulk division

Kim Rasmussen
Senior Vice President,
Bulk division

Esben Poulsson
Executive Vice President,
TORM Singapore
(Not shown in photo)

Glossary

20-F: Annual report filed with the US Securities and Exchange Commission (SEC)

ADR: American Depository Receipt - proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.

ADS: American Depositary Shares. Shares registered with the SEC, kept in custody with a bank as security for the ADRs issued.

Aframax: A vessel with a cargo carrying capacity of 80 - 100,000 DWT.

Asset Acquisition and ownership of assets (ships), which may be management: disposed of at an optimal time, with a view to generating a one-off profit - as opposed to profits derived from operating the asset.

Bare boat: A form of charter arrangement whereby the charterer is responsible for all costs and risk in connection with the vessels' operation.

B/B: See Bare boat

Bulk: Dry cargo (typically commodities such as grain, coal, iron ore etc.).

Bunker: Fuel with which to run a ship's engines.

Classification Independent organisation, which through verification of design, society: construction, building process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessel do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.

COA: Contract of affreightment. A contract that involves a number of consecutive cargoes at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker. The coating enables it to load refined oil products.

Demurrage: A charge against the charterer of a ship for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish Kroner.

Dry cargo: See bulk.

DWT: Deadweight tons - The cargo carrying capacity of a ship.

EU: The European Union.

FFA: Freight Forward Agreement, a financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP: Generally accepted accounting principles.

Handysize: Bulk carriers with a capacity of 20-35,000 DWT.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organisation.

Liner The operation of ships trading to specified ports using a fixed activity: schedule. The cargo normally involves containers and general cargo.

LR1: Long Range 1. A specific class of product tankers in the 60 - 80,000 DWT size.

LR2: Long Range 2. A specific class of product tankers in the 80 - 110,000 DWT size.

MR: Medium range. A specific class of product tankers in the 35 - 50,000 DWT size.

OCIMF: Oil Companies International Maritime Forum, a voluntary association of oil companies having an interest in the shipment and terminalling of crude oil and oil products.

OPA-90: Oil Pollution Act of 1990: US environmental law implemented following the grounding of Exxon Valdez in Alaska.

OPEC: Organisation of the Petroleum Exporting Countries.

Panamax: A vessel of 60 - 80,000 DWT with dimensions which allow passage through the Panama Canal.

Pool: A grouping of ships of similar size and characteristics, owned by different owners, which are commercially operated jointly. The pool manager is mandated to charter out the ships for the maximum benefit of the pool as a whole. Earnings are equalised taking account of differences in ships' specifications, the number of days the ships has been ready for employment, etc.

Product tanker: A vessel suitable for trading clean petroleum products, such as gasoline, jet fuel and naphtha.

SEC: US Securities and Exchange Commission.

T/C: See Time charter

Time charter: An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel but the charterer must pay port costs and bunker.

TCE: See T/C equivalent.

T/C equivalent: The freight receivable after deducting port expenses, consumption of bunker and commissions.

UN: United Nations.

USD: US Dollars.

Securing and employing tonnage

This section is an introduction to the most significant parameters in shipping, whereby TORM can expand its business and whereby the Company can secure its earnings.

Obtaining vessels
TORM's fleet consists of a mixture of owned and chartered in vessels. To secure access to owned and chartered in vessels there are various possibilities, either to 1) build own vessels, 2) take over newbuilding contracts, 3) acquire second hand tonnage, or 4) charter in tonnage.

1) Building own vessels requires considerable efforts. In addition to negotiating a contract with a competitive yard - typically in Korea or China - the Company must secure the right specifications on the vessel. In such a situation TORM will establish its own technical site team at the yard during the construction period - typically 18 to 24 months.

     The advantage of building own tonnage is that TORM achieves the right specifications on the vessel, the disadvantage being that delivery will only take place several years after contracting. Depending on the order situation at the yards, the time from contracting the vessels to delivery can be up to four years, although the construction phase is significantly shorter.

2) An alternative to contracting newbuildings can be to take over newbuilding contracts placed by other companies, when such contracts are available. The advantage of this type of acquiring new vessels is earlier delivery, but the disadvantage is that the vessel is acquired with another owner's specifications, and that the price for buying a newbuilding contract can be high, especially when freight rates are firm.

3) To ensure faster delivery - which is favourable, when the market is expected to be strong - second hand tonnage can be acquired. Negotiations about this takes place - often through brokers - with the owner selling the vessel. The disadvantage is that the vessel's specifications must be accepted as they are, which can however be outweighed by the advantage of the early delivery. In case of such a purchase, it is advisable to acquire vessels with standard design and specifications. Thereby the usability of the vessel is enhanced and the possibility of a later resale to a third party is increased.

4) Instead of owning tonnage, the vessel can be chartered for shorter or longer term with the expectation of a strong spot market, or for a longer period to ensure continuity in the fleet structure. There are two types of charters, time charter and bare boat charter.

     The most prevalent method is time charter, where the vessel is chartered fully crewed and in an acceptable technical condition.

     Under a time charter, the charterer pays only for the period, where the vessel is in all respects operationally in accordance with this standard. If the vessel is not ready for operation, no charter hire is paid to the owner until the vessel again is fully operational. During the charter period, the charterer pays all voyage costs, such as bunkers, port and canal fees, etc., while the vessel's owner pays crew costs and maintenance. Even if the charterer is unable to find employment for the vessel, the charter hire must still be paid to the owner.

     The advantage of time charters can be fast delivery, while disadvantages of chartering in may be that the vessel will not be owned. If the market during the charter period drops to a level below the agreed charter hire rate, the daily operations will be loss-making for the charterer, without having the possibility of a potential subsequent gain on the vessel price.

     This can be altered by making a - typically longer term - time charter contract with a purchase option, which is most common in the bulk market. This means that the charterer can purchase the vessel at agreed prices at agreed times during the charter period. This can in some situations be very attractive to the charterer, but the drawback is that the charter hire is typically slightly higher during the charter period.

     Bare boat charter is an alternative to time charter, whereby the vessel is chartered without crew, and where the charterer must undertake maintenance, crewing, insurance etc. A bare boat rate will therefore be lower than a time charter rate, and such agreements are normally more of a financial nature. Instead of borrowing to purchase a vessel, a third party finances the vessel and this is reflected in the bare boat hire. A purchase option can also in certain cases be negotiated to be part of a bare boat contract. Bare boat contracts most often concern newbuildings delivered directly from the yard.

It is often considerably easier to charter vessels in the bulk market than in the product tanker market. This is due to the fact that it is easier to charter in vessels in a large and relatively homogenous market and that there is more of a tradition for re-lettings in the bulk market. Also, the vessels in the product tanker market are more specialised, which is why it is more difficult to find vessels with the right specifications. Consequently, TORM has based the strategy more on owned vessels in the Tanker division, whereas the fleet in the Bulk division consists of a combination of owned and chartered in vessels - with purchase options where this is deemed to be commercially favourable.

Employment of tonnage
The Company's owned and chartered in tonnage can be employed in different ways. There are the following possibilities for employment:

1) Spot (market) charter: Here the vessel is employed on single voyages. The advantage is that the Company can decide the vessel's employment and will gain from a rising market. At the same time, an organisation with good knowledge about factors influencing the freight market will generally be able to obtain a better result per round-trip voyage. The disadvantage is that a drop in the market will impact directly, and that waiting days will be at the Company's expense.

     The owners of the vessels will pay voyage related costs of bunker, port calls, canal fees, etc.

     In the spot market, the Tanker division most often employs the vessels on single voyages, i.e. a voyage from loading port A to discharge port B. The freight is either calculated as a lump sum for the entire voyage or as USD per ton of cargo. For handling the cargoes in the loading and discharge ports, a special lay (port) time is agreed to be included in the freight - most often 72 hours. If the charterer uses more lay time than agreed, a rate for excess port time (demurrage) is paid - typically at a level corresponding to the earnings on the voyage, calculated as USD/day.

2) Time charter: The advantaqe is that the income is fixed for the charter period, irrespective of market fluctuations, and that the charterer of the vessel thus takes the risk of weather related problems and waiting days. The disadvantage for the owner is that he loses control over the vessel's further employment, which could be competing with the company's other vessels in the spot market, and that in markets with volatility in earnings, it is necessary to evaluate the charterers creditworthiness.

3) Contract of Affreightment (COA), which is a number of single voyages between loading port A and discharge port B over a period - e.g. one voyage per month between Rotterdam and New York during one year. The rate can be fixed or dependent on an index value. With fixed rates for these voyages, the earnings for the period will be known. Typically, it will be possible to use a number of vessels of the same type over the year to carry COA cargoes.

4) Consecutive Voyages is the same as COA, except that one vessel carries out the voyages in continuation.

5) Bare boat charter: The advantage is a secure income without using operational resources. The disadvantage is that bare boat charters mean that the Company's abilities and strengths in vessel operations are not utilised, given that this primarily is a financial transaction.

Rate levels: The agreed rates in the above alternatives for employment of the fleet are decided by supply and demand. This means that in each transaction it is important to be on top of the market situation, which inter alia includes the number of vessels in the area and how many cargoes are available in the geographical area in question.

In a bare boat charter the owner of the vessel will, all other things being equal, receive a lower hire payment than in a time charter, where the hire payment will include compensation for expected operating and maintenance costs. The hire for a spot voyage will, other things being equal, be even higher, as this rate includes compensation for the expected port and bunker costs. The Company's net revenue will therefore - with the same net result - vary considerably from period to period, depending on the chosen employment of the fleet.

Announcements 2004

Number         Date             Subject

14      19     November 2004    Financial calendar 2005
13      11     November 2004    Nine months report 2004
12       5     October 2004     Increased expectations 2004
11       9     September 2004   NORDEN shares
10      12     August 2004      Results for first half 2004
 9      19     May 2004         Results for first quarter 2004
 8      26     April 2004       Prospectus notice regarding bonus shares
 7      20     April 2004       Annual General Meeting 2004
 6      16     April 2004       Change of date for first quarter 2004 results
 5      30     March 2004       Agenda for AGM
 4      29     March 2004       Bonus shares
 3      11     March 2004       2003 results and increased expectations for
                                2004 results
 2      18     February 2004    TORM places order for one more newbuilding and
                                purchases second hand tanker
 1       6     January 2004     Expectations for 2003 and 2004 results

Financial calendar 2005

Date           event
10      November 2005 Nine months 2005 result
 9      August 2005   First half 2005 results
12      May 2005      First quarter 2005 results
19      April 2005    Annual general meeting

TORM Background

TORM was founded in 1889 by Captain Ditlev Torm and is today one of the most respected names in international shipping. A longtime focus on quality and a prudent style of financial management have earned it the respect of the maritime and financial communities alike. TORM's present fleet of nearly 100 vessels includes some of the most modern ships afloat. Commercial operations are conducted largely via pooling arrangements with other leading shipowners who share TORM's commitment to safety, environmental responsibility and customer service, with TORM responsible for the commercial management of the majority of these pools. You'll find more about its history, fleet and core businesses along with detailed investor information at www.torm.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 5, 2005
                                                   By: /s/ Klaus Nyborg
                                                   --------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer


03810.0001 #560305